Contact

www.linkedin.com/in/
shahinlauritzen (LinkedIn)

Top Skills

Strategy
Business Strategy
Leadership

Languages

German (Full Professional)
French (Limited Working)
Danish (Native or Bilingual)
Swedish (Native or Bilingual)
Norwegian (Native or Bilingual)
English (Full Professional)

Shahin Lauritzen

CEO, Founder@Holodia - (Techstars '21)
Copenhagen, Capital Region, Denmark

Summary

Building HOLOFIT VR Fitness platform for the Metaverse.

Experience

Holodia
6 years

CEO, founder
January 2020 - Present (2 years 8 months)
Delaware, United States

Holodia pioneered real immersive and interactive fitness with its gamified workout platform HOLOFIT.

It's all about amazing experiences and secret sauce in our patented technology.

Experience HOLOFIT with any fitness machine or freestanding with any 3D or 2D device!

Stealth-mode
September 2016 - December 2019 (3 years 4 months)

Bellevuebugt ApS
Bellevuebugt ApS
May 2021 - Present (1 year 4 months)
Copenhagen, Capital Region, Denmark

Our company is a Danish Defence and Security Industry Company, located in Copenhagen. We leverage more than 30 years' experience from the Danish and international Defence and Security Industry to help clients and partners deliver results in their core operating areas.

UDU
Board Member, Investor
May 2021 - February 2022 (10 months)
Copenhagen Metropolitan Area

Sport Tech Hub
Mentor, London Sport Tech Hub, Cohort 3, 4, 5
September 2019 - June 2021 (1 year 10 months)
London, United Kingdom

I support London Sport Tech Hub empowering and scaling early stage tech start-ups. My mentoring commitment is my experience, handed down the line, directly from the field.

GameGolf Inc.
Investor
October 2019 - April 2021 (1 year 7 months)
Delaware, United States

Game Golf pioneered golf's GPS shot tracking category with the first-ever wearable device to automatically track a golfer's on-course performance.

Acquired by Inpixon (Nasdaq: INPX), the Indoor Intelligence™ company, 2021.

International Fund for Agricultural Development (IFAD)
CFO and Chief Controller, UN Assistant Secretary-General
December 2015 - December 2016 (1 year 1 month)
Rome Area, Italy

Recruited to help deliver IFAD's organizational transformation to full-scale development bank operations and re-organize the financial operations department. Focus was on growth strategy and financial business process re-engineering to support lending growth targets. Annual Revenues 2015: 1 Bn, Assets under direct management USD 7 Bn.

Council of Europe
Director for Finance, Group CFO
September 2013 - October 2015 (2 years 2 months)
Strasbourg Area, France

Recruited to help drive growth at the European Agency for Control of Medicines, a public production company developing and delivering pharmaceutical substances to the EU market. Assignment included development of growth and performance strategy. Managed team of 3 direct/ 70 indirect reports. EDQM turnover EUR 10 mil. Annual investment budget of above EUR 400 mil.

My World Tech Ltd
Investor, Board Member and Advisor to Founding team
March 2014 - March 2015 (1 year 1 month)

MyWorldTaxi tech start-up, taxi-service app with pivot to travel industry.

Advised and facilitated a Technology-sale exit, early stage.

Organization for Security and Co-operation in Europe, OSCE
Director for Management and Finance, CFO
May 2010 - August 2013 (3 years 4 months)
Vienna

Selected to improve management of public funds in the face of increased budget pressure from member states and help reduce cost structures following a decade of rapid organizational growth. Identified several issues and led core activities to improve financial performance of organization.

Skandia Consulting Group
Managing Partner, Founder
June 2008 - May 2010 (2 years)
Belgrade │Copenhagen

Selected as Managing Partner to lead management consulting projects primarily in the energy sector. P&L responsible for a small-size consulting firm. Delivered Partner-level lead in a range of strategy and strategy execution projects.

European Commission
5 years 9 months

Director for Finance & Administration, Group CFO
January 2004 - September 2008 (4 years 9 months)

Chief of Staff, Director
January 2003 - December 2003 (1 year)

Bluecom A/S
Business Development Manager
January 2002 - December 2002 (1 year)
Copenhagen Area, Denmark

United Nations Mission in Kosovo
Special Assistant/Head of Executive Office, UN SRSG (Fmr. Sec. Def., Denmark H.E. Hans Hækkerup)
January 2001 - December 2001 (1 year)

Danish Ministry of Defence

Military Assistant to the Minister of Defence
May 1999 - December 2000 (1 year 8 months)
Copenhagen Area, Denmark

Royal Hussar Guards
Commanding Officer at Army Recconnaissance and Armoured Units
May 1991 - May 1999 (8 years 1 month)

Commanding Officer 5th Armoured Reconnaissance Squadron, Hussars
Regiment

Education

INSEAD
Executive Board Programme, International board governance, business value
creation, board communication · (April 2022 - May 2022)

IEDC - Bled School of Management
MBA, Strategy and Finance · (2007 - 2008)

Harvard Kennedy School
Finance strategy, financial planning and services, financial analytics,
management reporting, revenu · (2010 - 2010)

Cranfield University
Diploma, Crisis Management · (2006 - 2006)

Royal Danish Military Academy
Military Science, Operations · (1994 - 1996)